UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 8, 2015, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published an immediate report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing that Mr. Sheer Roichman, a significant shareholder of the Company, increased his holdings in the Company as a result of the following acquisitions which were made on December 7, 2015:

(i)	a purchase of 511,249 Ordinary Shares of the Company by Haiku Capital Ltd. (which is 100% owned by Mr. Roichman) in a transaction over the Tel Aviv Stock Exchange; and,
(ii)	a purchase of 40,000 ADSs of the Company directly by Mr. Roichman in a transaction over the NASDAQ.

Following such transactions, the holdings of Mr. Roichman, including those which are held via Haiku Capital Ltd., in the issued and outstanding share capital of the Company represent ownership of 10,136,961 Ordinary Shares of the Company (approximately 13.31% of the issued and outstanding share capital of the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: December 8, 2015	By: /s/Simcha Rock
Simcha Rock
Chief Financial Officer